SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d−101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No. 1)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Name of Issuer)

Class A Common Stock, $0.08 par value
(Title of Class of Securities)

G20045202
(CUSIP Number)

Liana Petrovici
Cabinet de Avocat Liana Petrovici
25 Pache Protopopescu Blvd.
Sector 2, Bucharest
Romania

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G20045202	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS
Adrian Sarbu

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Romania

	7.	SOLE VOTING POWER
NUMBER OF		866,500
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		3,050,000
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH REPORTING		866,500
PERSON WITH	10.	SHARED DISPOSITIVE POWER
		3,050,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,916,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%1

14	TYPE OF REPORTING PERSON (see instructions)
IN

1 Based on 56,846,176 shares of Class A common stock outstanding as of May 24, 2010, as adjusted to take account of securities beneficially owned by Mr. Sarbu that are or will be exercisable or convertible into shares of Class A common stock within 60 days hereof.

CUSIP No. G20045202	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS
Alerria Management Company S.A. (formerly known as Media Pro Management S.A.)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Romania
	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		2,200,000
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER
		2,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%2

14	TYPE OF REPORTING PERSON (see instructions)
CO

2 Based on 56,846,176 shares of Class A common stock outstanding as of May 24, 2010, as adjusted to take account of securities beneficially owned by Alerria Management Company S.A. that are convertible into shares of Class A common stock within 60 days hereof.

CUSIP No. G20045202	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS
Metrodome B.V. (formerly known as Media Pro B.V.)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands
	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		850,000
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER
		850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
850,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%3

14	TYPE OF REPORTING PERSON (see instructions)
CO

3 Based on 56,846,176 shares of Class A common stock outstanding as of May 24. 2010, as adjusted to take account of securities beneficially owned by Metrodome B.V. that are convertible into shares of Class A common stock within 60 days hereof.

CUSIP No. G20045202	Page 5 of 6 Pages

This Amendment No. 1 to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by Adrian Sarbu, Media Pro Management S.A. (currently known as Alerria Management Company S.A.) and Media Pro B.V. (currently known as Metrodome B.V.) on December 18, 2009 (the “Schedule 13D”) and relates to shares of Class A Common Stock, par value $0.08 per share, (the “Class A Shares”) of Central European Media Enterprises Ltd. (the “Issuer”). Each Item below amends and supplements the information disclosed in the corresponding item of the Schedule 13D.

Item 2.	Identity and Background.

(a)-(c) and (f): This Schedule 13D/A is being filed jointly by (i) Adrian Sarbu, a Romanian citizen, (ii) Alerria Management Company S.A. (formerly known as Media Pro Management S.A.) (“Alerria”), a joint stock company organized under the laws of Romania and (iii) Metrodome B.V. (formerly known as Media Pro B.V.) (“Metrodome”), a company organized under the laws of The Netherlands (collectively, the “Reporting Persons”).

The principal business address of Alerria is 109 Pache Protopopescu Blvd., 6th Floor, sector 2, Bucharest, Romania. The principal business address of Metrodome is Teleport Boulevard 140 1043EJ, 1000 CV, Amsterdam, The Netherlands. Alerria and Metrodome each provide management consultancy services.  The names, business address, citizenship and present principal occupation or employment of the directors and executive officer of Alerria are set forth in Annex A hereto.  Metrodome does not have any executive officers and the name, business address, citizenship and present principal occupation or employment of its director is set forth in Annex A hereto.

Mr. Sarbu is currently a Director and the President and Chief Executive Officer of the Issuer. The principal business address of Mr. Sarbu is c/o CME Media Services Limited, Kříženeckého nám. 1078/5, 152 00 Praha 5 – Barrandov, Czech Republic. Mr. Sarbu beneficially owns, directly or indirectly, substantially all the outstanding shares of Alerria and Metrodome and will be able to exercise sole voting and dispositive power over the Class A Shares to which this filing relates.

(d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is either subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 24, 2010, the Issuer and its wholly owned subsidiary CME Investments B.V. entered into a sale and purchase agreement (the “SPA”) with Mr. Sarbu and completed the acquisition of Mr. Sarbu’s ownership interests of approximately 5.0% in each of Pro TV S.A., Media Pro International S.A. and Media Vision S.R.L., increasing the Issuer’s ownership interests in each company to 100.0%. Consideration for the acquisition consisted of 800,000 Class A Shares and a cash payment of approximately $6.2 million.

This Item 3 and the other Items of this Schedule 13D/A do not provide a complete description of the SPA, which is listed as an exhibit hereto.

Item 5.	Interest in Securities of the Issuer.

Adrian Sarbu: (a-e) As of May 24, 2010, Adrian Sarbu may be deemed to be the beneficial owner of (i) 3,000,000 Class A Shares, (ii) warrants to purchase 850,000 Class A Shares and (iii) options to acquire 66,500 Class A Shares that have vested or will vest within 60 days of May 24, 2010, of which additional options to purchase 21,000 Class A Shares vested on May 15, 2010, representing approximately 6.8% of the outstanding Class A Shares of the Issuer. The percentage of beneficial ownership has been determined based on the 56,846,176 Class A Shares outstanding as of May 24, 2010, as adjusted to take account of securities that are or will be exercisable or convertible into shares of Class A common stock within 60 days hereof. Adrian Sarbu has the sole power to vote or direct the vote of 866,500 Class A Shares and the shared power to vote or direct the vote of 3,050,000 Class A Shares to which this filing relates. Adrian Sarbu has the sole power to dispose or direct the disposition of 866,500 Class A Shares and the shared power to dispose or direct the disposition of 3,050,000 Class A Shares to which this filing relates.

CUSIP No. G20045202	Page 6 of 6 Pages

Alerria: (a-e) As of May 24, 2010, Alerria may be deemed to be the beneficial owner of (i) 1,600,000 Class A Shares and (ii) a warrant to purchase 600,000 Class A Shares, representing approximately 3.8% of the outstanding Class A Shares of the Issuer. The percentage of beneficial ownership has been determined based on the 56,846,176 Class A Shares outstanding as of May 24, 2010, as adjusted to take account of securities that are convertible into shares of Class A common stock within 60 days hereof. Alerria has the sole power to vote or direct the vote of 0 Class A Shares and the shared power to vote or direct the vote of 2,200,000 Class A Shares to which this filing relates. Alerria has the sole power to dispose or direct the disposition of 0 Class A Shares and the shared power to dispose or direct the disposition of 2,200,000 Class A Shares to which this filing relates.

Metrodome: (a-e) As of May 24, 2010, Metrodome may be deemed to be the beneficial owner of (i) 600,000 Class A Shares and (ii) a warrant to purchase 250,000 Class A Shares, representing approximately 1.5% of the outstanding Class A Shares of the Issuer. The percentage of beneficial ownership has been determined based on the 56,846,176 Class A Shares outstanding as of as of May 24, 2010, as adjusted to take account of securities that are convertible into shares of Class A common stock within 60 days hereof. Metrodome has the sole power to vote or direct the vote of 0 Class A Shares and the shared power to vote or direct the vote of 850,000 Class A Shares to which this filing relates. Metrodome has the sole power to dispose or direct the disposition of 0 Class A Shares and the shared power to dispose or direct the disposition of 850,000 Class A Shares to which this filing relates.

Other than as reported in Item 3 hereof the Reporting Persons have not effected any transaction in Class A Shares in the past 60 days.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:	Share and Purchase Agreement among Central European Media Enterprises Ltd., CME Investments B.V. and Adrian Sarbu, dated May 24, 2010.

CUSIP No. G20045202

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alerria Management Company S.A. (formerly known as Media Pro Management S.A.)

Date: May 26, 2010
By: /s/ Gheorghe Liviu
Name: Gheorghe Liviu
Title: Administrator and General Manager

Metrodome B.V. (formerly known as Media Pro B.V.)

Date: May 26, 2010
By: Orangefield Trust (Netherlands) B.V.
Title: Managing Director

By: /s/ Tim Landstra
General Proxyholder

By: /s/ Maurice Noest
General Proxyholder

By: /s/ Adrian Sarbu
Name: Adrian Sarbu
Date: May 26, 2010

ANNEX A

DIRECTORS AND EXECUTIVE OFFICER OF ALERRIA MANAGEMENT COMPANY S.A.
Name	Business Address	Citizenship	Present Principal Occupation
Gheorghe Liviu	1-3 Serdarului Entrance 2nd Floor Apt. 3, District 1 Bucharest, Romania	Romanian	Administrator and General Manager

Adrian Sarbu	c/o CME Media Services Limited, Krizeneckeho nam. 1078/5, 152 00 Praha 5 - Barrandov, Czech Republic	Romanian	President of the Board of Administration

Mark Webster	N/A	United Kingdom	Vice President of the Board of Administration

DIRECTOR OF METRODOME B.V.
Name	Business Address	Citizenship	Present Principal Occupation
Orangefield Trust (Netherlands) BV	Netherlands, 140 Teleportboulevard, 1043 EJ, Amsterdam, The Netherlands	Dutch	Not Applicable